EXHIBIT 22

List of Guarantor Subsidiaries and Issuers of Guaranteed Securities

As of December 31, 2020, WestRock Company, a Delaware corporation (“Parent”) and each of the subsidiaries of Parent listed below under the heading “Guarantor Subsidiaries” have fully and unconditionally guaranteed on an unsecured, joint and several basis the debt securities listed below that were issued by WRKCo Inc., a Delaware corporation and wholly owned subsidiary of Parent, pursuant to offerings registered under the Securities Act of 1933, as amended.

Guarantor Subsidiaries

WestRock RKT, LLC, a Georgia limited liability company

WestRock MWV, LLC, a Delaware limited liability company

Debt Securities

3.000% Senior Notes due September 2024
3.375% Senior Notes due September 2027
3.750% Senior Notes due March 2025
4.650% Senior Notes due March 2026
4.000% Senior Notes due March 2028
3.900% Senior Notes due June 2028
4.900% Senior Notes due March 2029
4.200% Senior Notes due June 2032
3.000% Senior Notes due June 2033